                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December 2003


                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

              Form 20-F  __X__                     Form 40-F   _____


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes  ______                 No   __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)
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       This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         BANCOLOMBIA S.A.
                                                (Registrant)





Date: December 9, 2003                  By /s/ JAIME ALBERTO VELASQUEZ B.
                                           Name: Jaime Alberto Velasquez B.
                                           Title: Vice President of Finance
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[BANCOLOMBIA LOGO]


    BANCOLOMBIA WILL OPEN ITS INTERNATIONAL BANKING AGENCY IN MIAMI, FLORIDA


Medellin, Colombia. December 5, 2003.  NYSE (CIB)

In order to expand the Bank's current business and to strenghten the international services for its corporate and personal customers, BANCOLOMBIA is consolidating its international presence with the opening of a new banking agency in Miami, Florida.

On March 27, 2003, the Federal Reserve of the United States approved the application of BANCOLOMBIA to open its first international banking agency in the United States. On April 11, 2003, the Office of Financial Institutions of the State of Florida, issued the order of approval for the opening of the agency. Today, BANCOLOMBIA was authorized by the Office of Financial Regulation of the State of Florida to open the agency on Monday December 8, 2003.


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CONTACTS

JAIME A. VELASQUEZ          MARIA A. VILLA                   FAX: (574) 2317208
FINANCIAL VP                IR MANAGER                       WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666         TEL.: (574) 5108866